EMPIRE RESOURCES, INC.                                        TEL:  201/944-2200
ONE PARKER PLAZA                                              FAX:  201/944-2226
FORT LEE, NEW JERSEY                                   SKAHN@EMPIRERESOURCES.COM
07024-2937



VIA EDGAR AND OVERNIGHT COURIER                         March 6, 2008

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 3561
Washington, DC 20549


Re:    Empire Resources, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2006
       File No. 001-12127

Dear Mr. Foti:

This letter is submitted by Empire Resources, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission raised in your letter of February 8, 2008 to Sandra Kahn, Chief Financial Officer of the Company (the "Comment Letter"). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K: For the Fiscal Year ended December 31, 2006
------------------------------------------------------

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We have reviewed your response to our prior comment number 1, and we note that you have expanded your discussion regarding a) the market risk associated with fluctuations in foreign currency exchange rates and/or the purchase price of aluminum and b) the manner in which you attempt to manage such risk. However, it appears that you have not fully addressed the concerns raised in our prior comment. In this regard, your expanded disclosure does not discuss i) the impact of your derivative activity on your results of operations for the periods presented in your financial statements or ii) the underlying factors that have resulted in the recognition of material realized and unrealized losses related to your derivative instruments. Please expand your disclosure accordingly. For example, in future filings, please discuss information including, but not limited to:

         o Any known or expected trends regarding the price of aluminum and/or changes in foreign exchange rates, including how such trends have impacted the fair value of your hedge instruments.

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         o        The extent to which your fair value derivative instruments have not been fully effective and the resulting impact to your results of operations, if any.

         o The extent to which known trends with regard to aluminum pricing and/or foreign currency exchange rates are expected to impact your hedging strategy and your ability to manage your exposure to associated market risk.

         As part of your response, please provide a sample of your proposed expanded disclosure.

RESPONSE TO COMMENT 1:
---------------------

It is our understanding that Comment 1 raises two issues on which you wish us to provide more clarity: (i) the impact of our derivative activity on our results of operations and (ii) the underlying factors that have resulted in the recognition of material realized and unrealized losses related to our derivative instruments.

As an aluminum distributor, we use hedges for no purpose other than to avoid exposure to changes in aluminum prices and foreign currency rates between when we buy a shipment of aluminum from a supplier and when we deliver it to a customer.

In particular, we use derivative financial instruments designated as fair value hedges to manage our exposure to commodity price risk and foreign currency exchange risk inherent in our sales and purchases in the distribution of our semi finished aluminum products. It is our policy to hedge all of these risks, to the extent practicable. We enter into high-grade aluminum futures contracts to limit our gross margin exposure by hedging the metals content element of firmly committed purchase and sales commitments to our suppliers and customers. We also enter into foreign exchange forward contracts to hedge our exposure related to commitments to sell non-ferrous metals when they are denominated in international currencies.

In response to your specific questions, we would respectfully submit that our derivative activity is an integral part of our operations and that the impact of our derivative activity would simply be what our result of operations would have been if we had not entered into such activity, which is not possible to determine.

Indeed, we use our hedging strategy precisely to protect ourselves from material losses due to the volatility of aluminum prices that affect the pricing of the physical product which we ultimately deliver to our customers. Of course, the hedging activity we engage in also precludes us from deriving any benefit from positive movements in the aluminum market were we not to hedge. In essence, we earn our gross profit margin on the underlying physical product and not on the movement of aluminum prices, nor on the movement of foreign exchange rates. Accordingly, and in response to your second point, we do not speculate in derivatives and therefore we have not incurred any material losses related to our derivative instruments.

Our hedges are entered into on an ongoing basis as new contracts are created. For example, we might have purchased 100 metric tons of our semi finished aluminum product at a fixed price from one of our suppliers. If we were to sell this material to our customer for an industry standard delivery three months later, based on aluminum prices at time of delivery plus our gross profit margin we would hedge by selling the underlying 100 metric tons on the LME to ensure


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that we are matching the aluminum pricing for the month of delivery. By doing so, we protect ourselves should the metal value decline in the time between when the contract was entered into with our customers and the time of delivery. If at any time our hedges are not fully effective, the gain or loss would be reflected in our income statement.

As shown in the example above, we are not looking to take a view on either aluminum prices or foreign exchange rates; indeed we try to avoid it. We hedge daily on an order by order basis, because while we are skilled in the distribution of semi finished aluminum products, we are not expert at forecasting aluminum prices or foreign exchange rates. We are concerned that a discussion of the impact of trends in aluminum pricing and foreign exchange rates on the value of our hedge instruments and strategies may result in investor confusion or be misleading concerning the nature of the risk. Our hedging activities and customer contracts combine to neutralize these factors so that they do not impact our results.

We believe the real risk in our business is not price or rate movements but rather customer and counterparty credit risk. Accordingly, we have consistently disclosed this risk in our periodic reports and will continue to do so. We will also provide additional disclosure in our 2007 10-KSB to elaborate on the non speculative nature of our hedges.

2. We note from your response to our prior comment number 4 that your pre-tax income from foreign operations is less than five percent of your total income before taxes. However, we note from Note O to your financial statements that revenue generated from sales to foreign customers was approximately 18%, 16%, ands 17% of total revenue for fiscal years 2006, 2005, and 2004, respectively. As such, it appears that your company's domestic operations may generate significantly greater profit margins than your company's foreign operations. In this regard, it appears that it may be appropriate for you to expand your disclosure in MD&A to separately discuss your domestic and foreign results of operations. Please revise your disclosure in future filings accordingly, or tell us why you believe such revisions are unnecessary.



RESPONSE TO COMMENT 2:
---------------------

In response to the Staff's comment, we will our revise our disclosure accordingly in future filings.

                                    * * * * *

As requested in the Comment Letter, the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and


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
         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you should have any questions concerning the enclosed matters, please contact the undersigned at (201) 944-2200 x134.

                                                     Very truly yours,

                                                     /s/ Sandra Kahn

                                                     Sandra Kahn


























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